Form 4 for PEOPLENET INTERNATIONAL CORPORATION filed on June 6, 2002

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U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935 or
Section 30(f) of the Investment Company Act of 1940

[ ] Check this box if no longer subject of Section 16.
    Form 4 or Form 5 obligations may continue. See Instruction 1(b).

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1. Name and Address of Reporting Person*

   Van            Benedict
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   (Last)         (First)        (Middle)

   2001 Gateway Place, Suite 270 West
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   (Street)

   San Jose       CA             95110
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   (City)         (State)        (Zip)

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2. Issuer Name and Ticker or Trading Symbol

   PeopleNet International Corporation; Trading Symbol not available

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3. IRS or Social Security Number of Reporting Person (Voluntary)

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4. Statement for Month/Year

   May 2002
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5. If Amendment, Date of Original (Month/Year)

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6. Relationship of Reporting Person to Issuer
   (Check all applicable)

   [ x ]   Director                             [ x ]   10% Owner
   [ x ]   Officer (give title below)           [   ]   Other (specify below)
           Chief Executive Officer

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7. Individual or Joint/Group Filing (Check applicable line)

   [ x ] Form filed by one Reporting Person
   [   ] Form filed by more than one Reporting Person

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Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
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                                             4.                          5.            6.
                                             Securities Acquired (A) or  Amount of     Ownership
                                3.           Disposed of (D)             Securities    Form:      7.
                                Transaction  Instr. 3, 4 and 5)          Beneficially  Direct     Nature of
                   2.           Code         --------------------------  Owned at End  (D) or     Indirect
1.                 Transaction  (Instr. 8)               (A)             of Month      Indirect   Beneficial
Title of Security  Date         -----------    Amount    or     Price    (Instr. 3     (I)        Ownership
(Instr. 3)         (mm/dd/yy)    Code    V               (D)             and 4)        (Instr.4)  (Instr. 4)
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Common Stock       05/13/2002     J(1)       5,553,862    D     $0       8,240,724     (2)        (2)
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(1) Issued upon distribution from PeopleNet Corporation.

(2) Mr. Van owns 186,359 shares directly, owns 4,869,886 shares indirectly through ECapital Group, Inc. and owns 3,184,479 shares indirectly through PeopleWeb Communications. Through his ownership of 90% of ECapital Group, Inc. and 51% ownership of PeopleWeb Communications, Mr. Van is deemed to control both companies.

* If the Form is filed by more than one Reporting Person, see Instruction 4(b)(v).

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

FORM 4 (continued)

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
            (e.g., puts, calls, warrants, options, convertible securities)
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                                                                                                   9.        10.
                                                                                                   Number    Owner-
                                                                                                   of        ship
             2.                                                                                    Deriv-    of
             Conver-                    5.                              7.                         ative     Deriv-   11.
             sion                       Number of                       Title and Amount           Secur-    ative    Nature
             of                         Derivative    6.                of Underlying     8.       ities     Secur-   of
             Exer-             4.       Securities    Date              Securities        Price    Bene-     ity:     In-
             cise     3.       Trans-   Acquired (A)  Exercisable and   (Instr. 3 and 4)  of       ficially  Direct   direct
             Price    Trans-   action   or Disposed   Expiration Date   ----------------  Deriv-   Owned     (D) or   Bene-
1.           of       action   Code     of(D)         (Month/Day/Year)            Amount  ative    at End    In-      ficial
Title of     Deriv-   Date     (Instr.  (Instr. 3,    ----------------            or      Secur-   of        direct   Owner-
Derivative   ative    (Month/  8)       4 and 5)      Date     Expira-            Number  ity      Month     (I)      ship
Security     Secur-   Day/     ------   ------------  Exer-    tion               of      (Instr.  (Instr.   (Instr.  (Instr.
(Instr. 3)   ity      Year)    Code V    (A)   (D)    cisable  Date     Title     Shares  5)       4)        4)       4)
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Explanation of Responses:

/s/ Benedict Van
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**Signature of Reporting Person

June 6, 2002
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Date

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedures.

Alternatively, this Form is permitted to be submitted to the Commission in electronic format at the option of the reporting person pursuant to Rule 101(b)(4) of Regulation S-T.